SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of February 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated February 22, 2010 in respect of the disclosure of the operational statistics of China Unicom (Hong Kong) Limited and its subsidiaries for the month of January 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: February 23, 2010	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT
The Board is pleased to disclose the operational statistics of the Group for the month of January 2010.
The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of January 2010.
Operational statistics for the month of January 2010 are as follows:

January 2010

CELLULAR BUSINESS:

Aggregate Number of 2G Service Subscribers	145.654 million
Net Additions of 2G Service Subscribers	0.809 million

Aggregate Number of 3G Service Subscribers	3.595 million
Net Additions of 3G Service Subscribers	0.853 million

WIRELINE BUSINESS:

Aggregate Number of Local Access Subscribers	102.522 million
Net Additions of Local Access Subscribers	(0.300) million

Aggregate Number of Broadband Subscribers	39.515 million
Net Additions of Broadband Subscribers	0.965 million

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Notes:

1	All the Aggregate Numbers recorded for the month of January 2010 are aggregate data reported at 24:00 on 31 January 2010.

2	The accounting period of all Net Additions for the month of January 2010 is the period commencing from 0:00 on 1 January 2010 to 24:00 on 31 January 2010.

3	Net Additions of 3G Service Subscribers include 0.0305 million 3G Data Card Subscribers.
Caution Statement
The Board wishes to remind investors that the above operational statistics for the month of January 2010 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.
As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 22 February 2010

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